

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2015

Via E-mail
Robert J. Michel
Chief Financial Officer
ASTA Funding, Inc.
210 Sylvan Avenue
Englewood Cliffs, NJ 07632

> **Re: ASTA Funding, Inc.**
> **Form 8-K filed July 2, 2015**
> **File No. 001-35637**

Dear Mr. Michel:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within five business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed July 2, 2015

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

1. You disclose that Company and the Audit Committee of the Firm's Board of Directors came to the conclusion to restate on June 26, 2015. However, we note you filed your amended December 31, 2013 Form 10-Q on June, 25, 2015. Please revise your Form 8-K on the cover in the "Date of earliest event reported" section and elsewhere in the document to reflect the correct date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the comment, please contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3423.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief